Exhibit 99.1

NLS Pharmaceutics CEO Issues Letter to Shareholders

Zürich, Switzerland, December 11, 2024 – NLS Pharmaceutics Ltd. (Nasdaq: NLSP, NLSPW) (“NLS” or the “Company”), a Swiss clinical-stage biopharmaceutical company focused on the discovery and development of innovative therapies for patients with rare and complex central nervous system disorders, today announced that its Chief Executive Officer, Alex Zwyer, has issued the following letter to shareholders:

Dear Valued Shareholders,

As we move forward with exciting developments at NLS, I want to update you on the significant progress we’ve made, key challenges we’ve overcome, and the strategic opportunities that lie ahead—especially as we approach the expected closing of our transformative merger with Kadimastem Ltd. (“Kadimastem”), an advanced clinical-stage company.

The DOXA Program

Over the past several months, we’ve made substantial progress with our Dual Orexin Receptor Agonist (DOXA) platform, which we believe holds considerable promise in addressing key challenges in the treatment of sleep and neurodegenerative diseases. Recently, we announced details around our preclinical program to evaluate two candidates, AEX-41 and AEX-2, two first-in-class non-sulfonamide DOXAs designed to target both orexin-1 (OX1R) and orexin-2 (OX2R) receptors while concurrently inhibiting cathepsins. This unique approach aims to address the unmet therapeutic needs in narcolepsy and related neurological disorders.

The preclinical study is being conducted at the Centre for Neurological Research of Lyon (France), a world-class institution specializing in sleep and neurological research, and aims to evaluate the potential superiority of AEX compounds over existing therapies in the space by using an internationally validated orexin knockout (ORX-KO) mouse model of narcolepsy. While existing selective OX2R agonists have demonstrated efficacy in managing narcolepsy symptoms, DOXA are expected to surpass these benchmarks. By engaging both OX1R and OX2R receptors and addressing broader neurological pathways, AEX-41 and AEX-2 offer the potential for enhanced therapeutic outcomes, including greater wakefulness stability and improved sleep quality under real-world conditions.

Earlier in December, we shared preliminary results from this ongoing study of AEX-41 in narcolepsy models which suggested that the compound shows promise as a therapeutic agent for managing narcolepsy-related sleep-wake disturbances.

Key findings from the study included:

○	Wakefulness: Increased stability with fewer interruptions.

○	Slow-Wave Sleep (SWS): Reduced fragmentation and improved continuity.

○	REM Sleep: Significant reduction in pathological episodes.

Final top line results from the ongoing study are expected to be shared by the end of this year. In addition, the Company’s broader development plans include exploring the application of its DOXA platform also in other neurodegenerative conditions, such as Amyotrophic Lateral Sclerosis (ALS).

Overcoming Obstacles

Despite significant challenges over the past few months, we have successfully positioned NLS for the next phase of growth:

- Financial growth and Nasdaq Compliance: After a period of risk regarding our Nasdaq listing, we are pleased to have regained full compliance with all Nasdaq continued listing requirements. This achievement was a result of our successful efforts to improve our balance sheet, including settlement agreements with vendors and successfully fundraising from private as well as institutional investors. Full compliance allows us, and eventually the combined company, continued access and exposure to the U.S. capital markets.

- Financial Restructuring: In addition, we have made important strides in eliminating all debt and strengthening our balance sheet. In October 2024, we closed a $3.2 million private placement and in December we announced a second private placement raising up to $1 million at a price of $3.10, representing a 15% premium to the market, subject to certain closing conditions including shareholder approval. The two private placements together (if closed), with our existing cash position, extends our runway to approximately 18 months. This new influx of capital also gives us flexibility to execute our strategy including the development of the DOXA compounds and complete the merger process smoothly.

Merger with Kadimastem Ltd.

In addition to solving our listing and financial challenges, we also announced a potential merger with Kadimastem, a company we believe offers compelling strategic benefits, not only for the combined company but also for our shareholders. Kadimastem’s expertise in the development of innovative cell-based therapies will allow the DOXA program to thrive, and once the merger is finalized, these programs will become part of the merged company’s broader pipeline of neurodegenerative and diabetes candidates.

While Kadimastem will assume ownership of the active pipeline assets, including the DOXA program, NLS shareholders will retain an exclusive opportunity to benefit financially from the potential sale of our legacy assets, including Mazindol, through the contingent value rights (CVR) agreement associated with the merger.

Mazindol, which has long been part of our portfolio, is a key asset that received significant attention from private companies and therefore we believe holds significant potential for future value generation post-merger. We remain committed to maximizing this opportunity.

Looking Ahead: A Focused Strategy on Value Creation

The recent months have been a time of great challenge and achievement for NLS. As the merger is expected to close by the end of January 2025 and the integration process begins, we remain grateful for your continued support. We are committed to maximizing shareholder value through the potential sale of our legacy assets in the CVR and the combined company’s strengthened neurodegenerative and diabetes focused advanced clinical pipeline. With this strategy in place, we look forward to a future that is focused on value creation and the success of the DOXA program under Kadimastem’s leadership.

Thank you for your ongoing support as we move forward with this exciting next chapter.

Sincerely,

Alex Zwyer, CEO

About NLS Pharmaceutics Ltd.

NLS Pharmaceutics Ltd. is a global development-stage biopharmaceutical company, working with a network of world-class partners and internationally recognized scientists. NLS is focused on the discovery and development of innovative therapies for patients with rare and complex central nervous system disorders. Headquartered in Switzerland and founded in 2015, NLS is led by an experienced management team with a track record of developing and commercializing product candidates. For more information, please visit www.nlspharma.com.

Safe Harbor Statement

This press release contains expressed or implied forward-looking statements pursuant to U.S. Federal securities laws. For example, NLS and Kadimastem are using forward-looking statements when they discuss the DOXA platform, the potential safety and efficacy of AEX-41 and AEX-2, plans to expand its research and timing thereof, NLS’ pipeline, the expected timing of the closing, and benefits of, the merger agreement, the expected closing of the transaction and the potential benefits of the transaction to NLS and Kadimastem and their respective shareholders, the expected timing of the release of topline results from NLS’ study, the potential closing of the private placement and NLS’ expected cash runway. These forward-looking statements and their implications are based on the current expectations of the management of NLS and Kadimastem, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: risks related to the companies’ ability to complete the merger on the proposed terms and schedule, including risks and uncertainties related to the satisfaction of the closing conditions related to the merger agreement and risks and uncertainties related to the failure to timely, or at all, obtain shareholder approvals for the transaction; unexpected costs, charges or expenses resulting from the transaction and potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed merger; changes in technology and market requirements; either or both companies may encounter delays or obstacles in launching and/or successfully completing their clinical trials; the companies’ products may not be approved by regulatory agencies; their technologies may not be validated as they progress and their methods may not be accepted by the scientific community; either of both of the companies may be unable to retain or attract key employees whose knowledge is essential to the development of their products; unforeseen scientific difficulties may develop with the products being advanced by the companies; their products may wind up being more expensive than anticipated; results in the laboratory may not translate to equally good results in real clinical settings; results of preclinical studies may not correlate with the results of human clinical trials; the companies’ patents may not be sufficient; their products may harm recipients; changes in legislation may adversely impact either or both of the companies; inability to timely develop and introduce new technologies, products and applications; and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of candidate products to differ materially from those contemplated in such forward-looking statements. Except as otherwise required by law, neither Kadimastem nor NLS undertakes any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting NLS is contained under the heading “Risk Factors” in NLS’ annual report on Form 20-F for the year ended December 31, 2023, filed with the Securities and Exchange Commission (“SEC”), which is available on the SEC’s website, www.sec.gov, and in subsequent filings made by NLS with the SEC.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, NLS intends to file a registration statement on Form F-4, including a joint proxy statement/prospectus, with the SEC. NLS may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or any other document that NLS may file with the SEC. The proxy statement (if and when available) will be mailed to shareholders of NLS and Kadimastem. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the joint proxy statement/prospectus (if and when available) and other documents containing important information about NLS and Kadimastem and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on NLS’s website at www.nlspharma.com.

Participants in the Solicitation

NLS, Kadimastem, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from NLS and Kadimastem shareholders in respect of the proposed transaction. Information about the directors and executive officers of NLS, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in NLS’ Annual Report on Form 20-F for the fiscal year ended December 31, 2023, which was filed with the SEC on May 15, 2024. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from NLS using the sources indicated above.

Contact:

Investor Relations Contact

InvestorRelations@nls-pharma.com

www.nlspharma.com

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